UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: November 7, 2023
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the UBS Group AG consolidated capital instruments and TLAC-eligible senior
unsecured debt information for the third quarter of 2023, published today by the registrant, which appears
immediately following this page.

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

UBS Group AG consolidated capital instruments and
TLAC-eligible senior unsecured debt
Third quarter of 2023
This document

provides information

about the

treatment of

capital instruments

and other

instruments contributing

to
the total loss-absorbing capacity (TLAC) of UBS Group AG consolidated under the Swiss systemically relevant bank (SRB)
framework as of 30 September 2023.

Information

about

the

Swiss

SRB

capital

framework

and

about

Swiss

SRB

going

and

gone

concern

requirements

is
provided in the “Capital,

liquidity and funding, and balance sheet” section

of our Annual Report 2022, which

is available
under “Annual reporting” at
ubs.com/investors
.

Capital instruments and TLAC-eligible senior unsecured debt as of 30 September 2023
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
30.9.23
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.9.23
Amount eligible for
the gone concern
requirement
as of 30.9.23 Maturity date
First optional call
date
Additional tier 1 capital
1
UBS Group AG CH0286864027 7.8.15 USD 1,575

1,494
Perpetual 7.8.25
2
UBS Group AG CH0447353704 28.11.18 SGD 700

512
Perpetual 28.11.23
3
UBS Group AG, Switzerland, or employing subsidiaries
4
31.12.18 USD 344

344
Perpetual 1.3.24
4 UBS Group AG 144A: US90352JAF03
RegS: USH4209UAT37
31.1.19 USD 2,500

2,473
Perpetual 31.1.24
5
UBS Group AG CH0488506673 27.8.19 AUD 700

435
Perpetual 27.8.24
6
UBS Group AG CH0495570928 4.9.19 SGD 750

540
Perpetual 4.9.24
7 UBS Group AG CH0506668869 13.11.19 CHF 275

282
Perpetual 13.11.25
8
UBS Group AG, Switzerland, or employing subsidiaries
4
21.2.20 USD 280

280
Perpetual 1.3.25
9 UBS Group AG CH0558521263 29.7.20 USD 750

659
Perpetual 29.7.26
10 UBS Group AG 144A: US902613AD01
RegS: USH42097CB19
10.2.21 USD 1,500

1,174
Perpetual 10.2.31
11 UBS Group AG, Switzerland, or employing subsidiaries
4
21.2.21 USD 392

392
Perpetual 1.3.26
12 UBS Group AG 144A: US902613AG32
RegS: USH42097CL90
2.6.21 USD 750

670
Perpetual 2.6.26
13 UBS Group AG 144A: US902613AJ70
RegS: USH42097CS44
12.1.22 USD 1,500

1,351
Perpetual 12.2.27
14
UBS Group AG CH1160680174 16.2.22 CHF 265

283
Perpetual 16.2.27
15
UBS Group AG, Switzerland, or employing subsidiaries
4
18.2.22 USD 450

450
Perpetual 1.3.27
16 UBS Group AG, Switzerland, or employing subsidiaries
4
17.2.23 USD 427

427
Perpetual 1.3.28
Total high-trigger loss-absorbing additional tier 1 capital

11,764
1 UBS Group AG CH0271428333 19.2.15 USD 1,250

1,195
Perpetual 19.2.25
Total low-trigger loss-absorbing additional tier 1 capital
5

1,195
Total additional tier 1 capital

12,960
Tier 2 capital
1 UBS AG CH0244100266 15.5.14 USD 2,500

0
15.5.24
Total low-trigger loss-absorbing tier 2 capital

0
1 UBS AG, Stamford branch
6
US870836AC77 21.7.95 USD 251

252
15.7.25
2 Credit Suisse AG
7
31.8.95 CHF 50

0
1.9.25
3 UBS AG, Jersey branch
6
XS0062270581 18.12.95 GBP 61

75
18.12.25
4 UBS AG, Stamford branch
6
US870845AC84 3.9.96 USD 218

208
1.9.26
5 Credit Suisse AG, London branch
7
XS0102733317 15.10.99 EUR 25

0
15.10.29
6 Credit Suisse AG, London branch
7
XS0102733408 15.10.99 EUR 25

0
15.10.29
7 Credit Suisse AG, London branch
7
XS0104830772 1.12.99 USD 80

0
3.1.28
8 Credit Suisse AG, London branch
7
XS0105838964 23.12.99 USD 19

0
30.12.27
9 Credit Suisse AG, London branch
7
XS0105839426 23.12.99 USD 24

0
30.12.24
10 Credit Suisse AG, London branch
7
XS0105839269 23.12.99 USD 46

0
30.12.26
Total non-Basel III-compliant tier 2 capital

536
Total tier 2 capital

536
UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Capital instruments and TLAC-eligible senior unsecured debt as of 30 September 2023
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
30.9.23
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.9.23
Amount eligible for
the gone concern
requirement
as of 30.9.23 Maturity date
First optional call
date
TLAC-eligible senior unsecured debt
1 UBS Group AG
8,9
SEC: US902613AX64
144A: US902613AW81
RegS: USH42097EG87
26.3.15 USD 2,500

2,385
26.3.25
2 UBS Group AG
8,9
SEC: US902613AY48
144A: US902613AZ13
RegS: USH42097EH60
21.5.15 USD 2,000

1,463
15.5.45
3 UBS Group AG
8
XS1241134821 29.5.15 NOK 1,000

91
28.5.25
4 UBS Group AG 144A: US90351DAB38
RegS: USG91703AB73
24.9.15 USD 2,500

2,367
24.9.25
5 UBS Group AG
CH0310451858
22.2.16 CHF 150

153
23.2.26
6 UBS Group AG CH0314209351 4.3.16 EUR 750

0
4.3.24
7 UBS Group AG 144A: US90351DAF42
RegS: USG91703AK72
5.4.16 USD 2,000

1,829
15.4.26
8 UBS Group AG
8,9
SEC: US902613BB36
144A: US902613BA52
RegS: USH42097EJ27
18.4.16 USD 2,000

1,849
17.4.26
9 UBS Group AG
8
CH0330938876 8.8.16 GBP 500

563
8.8.25
10 UBS Group AG CH0336602930 1.9.16 EUR 1,250

1,207
1.9.26 1.6.26
11
UBS Group AG CH0341440334 30.11.16 EUR 1,250

1,313
30.11.24 30.11.23
12 UBS Group AG
8
144A: US225401AC20
RegS: USH3698DAR55
9.1.17 USD 2,250

2,100
9.1.28 9.1.27
13 UBS Group AG 144A: US90352JAC71
RegS: USH4209UAC02
23.3.17 USD 2,000

1,856
23.3.28 23.3.27
14 UBS Group AG
8
CH0343366842
17.7.17 EUR 1,500

1,516
17.7.25 17.7.24
15 UBS Group AG
8
CH0379268722 12.9.17 GBP 750

877
12.9.25 12.9.24
16 UBS Group AG
8
CH0385997058 27.10.17 JPY 8,300

55
27.10.27 27.10.26
17 UBS Group AG
8
CH0385997066 27.10.17 JPY 10,000

65
27.10.33 27.10.32
18 UBS Group AG
8
144A: US225401AF50
RegS: USH3698DBM59
12.1.18 USD 2,000

1,877
12.1.29 12.1.28
19 UBS Group AG
8
CH0406415312 29.3.18 USD 390.7
10

245
11
29.3.48 29.3.23
20 UBS Group AG CH0409606354 17.4.18 EUR 1,750

1,814
17.4.25 17.4.24
21 UBS Group AG
8
CH0419042517 29.6.18 USD 187.4
10

127
11
29.6.48 29.6.23
22 UBS Group AG
8
CH0406415296 11.7.18 EUR 100

83
11
4.7.34 11.7.28
23 UBS Group AG
8
CH0428194218 31.8.18 USD 243.5
10

165
11
31.8.48 31.8.23
24 UBS Group AG
8
CH0438965599 26.10.18 USD 129.3
10

93
11
26.10.48 26.10.23
25 UBS Group AG CH0445624999 9.11.18 JPY 20,000

132
9.11.28 9.11.27
26 UBS Group AG CH0445624981 9.11.18 JPY 130,000

870
8.11.24 8.11.23
27 UBS Group AG
8
CH0449619078 27.12.18 USD 128.5
10

93
11
27.12.48 27.12.23
28 UBS Group AG CH0459297435 30.1.19 CHF 400

400
30.1.25 30.1.24
29 UBS Group AG
8
CH0449619094 30.1.19 USD 153.1
10

110
11
30.1.49 30.1.24
30 UBS Group AG
8
CH0457206792 30.1.19 USD 153.1
10

110
11
30.1.49 30.1.24
31 UBS Group AG
8
CH0457206834 30.1.19 USD 127.3
10

91
11
30.1.49 30.1.24
32 UBS Group AG
8
CH0474977748 29.5.19 USD 158.7
10

101
11
29.5.49 29.5.24
UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Capital instruments and TLAC-eligible senior unsecured debt as of 30 September 2023
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
30.9.23
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.9.23
Amount eligible for
the gone concern
requirement
as of 30.9.23 Maturity date
First optional call
date
33 UBS Group AG
8
CH0483180912 11.6.19 EUR 100

84
11
11.3.30 11.3.29
34 UBS Group AG
8
CH0483180946 24.6.19 EUR 1,500

1,436
24.6.27 24.6.26
35 UBS Group AG
8
CH0483180987 27.6.19 USD 156.8
10

96
11
27.6.49 27.6.24
36 UBS Group AG 144A: US902613AA61
RegS: USH42097AZ05
13.8.19 USD 1,500

1,274
13.8.30 13.8.29
37 UBS Group AG
8
CH0494734418 10.9.19 EUR 1,000

847
10.9.29
38 UBS Group AG
8
144A: US225401AM02
RegS: USH3698DCR38
11.9.19 USD 2,000

1,931
11.9.25 11.9.24
39 UBS Group AG CH0506668844 4.11.19 USD 161.9
10

97
11
4.11.49 4.11.22
40 UBS Group AG
8
CH0517825276 14.1.20 EUR 1,250

1,171
14.1.28 14.1.27
41 UBS Group AG CH0520042489 29.1.20 EUR 1,500

1,499
29.1.26 29.1.25
42 UBS Group AG
8
CH0511762046 31.1.20 USD 321.7
10

134
11
31.1.60 31.1.25
43 UBS Group AG CH0521617321 4.3.20 USD 136.2
10

81
11
4.3.50 4.3.25
44 UBS Group AG
8
144A: US225401AP33
RegS: USH3698DCW23
1.4.20 USD 3,000

2,350
1.4.31 1.4.30
45 UBS Group AG
8
CH0537261858 2.4.20 EUR 2,000

1,983
2.4.26 2.4.25
46 UBS Group AG CH0535271214 14.4.20 USD 229.1
10

119
11
14.4.50 14.4.25
47 UBS Group AG CH0547243250 22.5.20 USD 112.2
10

55
11
22.5.50 22.5.25
48 UBS Group AG CH0543827189 27.5.20 USD 560.9
10

276
11
27.5.50 27.5.25
49 UBS Group AG
8
144A: US225401AQ16
RegS: USH3698DCY88
5.6.20 USD 1,500

1,388
5.6.26 5.6.25
50
UBS Group AG
8
CH0550413337
9.6.20 GBP 750

768
9.6.28 9.6.27
51 UBS Group AG 144A: US902613AC28
RegS: USH42097BT36
30.7.20 USD 1,300

1,165
30.1.27 30.1.26
52 UBS Group AG CH0558521271 18.8.20 AUD 38.9
10

15
11
18.8.35 18.8.30
53 UBS Group AG CH0561923860 22.9.20 USD 59.8
10

30
11
22.9.50 22.9.23
54 UBS Group AG CH0576402181 5.11.20 EUR 1,500

1,344
5.11.28 5.11.27
55 UBS Group AG CH0579132942 24.11.20 USD 40

28
11
24.11.35 24.11.23
56 UBS Group AG CH0581183594 3.12.20 AUD 45

19
11
3.12.35 3.12.23
57 UBS Group AG CH0587372951 12.1.21 USD 107.5
10

58
11
12.1.51 12.1.26
58 UBS Group AG
8
CH0591979635 18.1.21 EUR 1,500

1,598
16.1.26 16.1.25
59 UBS Group AG
8
CH0591979627 18.1.21 EUR 1,500

1,149
18.1.33
60 UBS Group AG CH0588488863 29.1.21 USD 355.2
10

198
11
29.1.51 29.1.26
61 UBS Group AG
8
144A: US225401AT54
RegS: USH3698DDG63
2.2.21 USD 2,000

1,791
2.2.27 2.2.26
62 UBS Group AG 144A: US902613AE83
RegS: USH42097CC91
11.2.21 USD 2,000

1,570
11.2.32 11.2.31
63 UBS Group AG CH0595205524 24.2.21 EUR 1,000

897
24.2.28
UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Capital instruments and TLAC-eligible senior unsecured debt as of 30 September 2023
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
30.9.23
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.9.23
Amount eligible for
the gone concern
requirement
as of 30.9.23 Maturity date
First optional call
date
64 UBS Group AG CH0595205532 24.2.21 EUR 1,250

964
24.2.33
65 UBS Group AG CH0598928718 24.2.21 CHF 360

352
24.8.29 24.8.28
66 UBS Group AG US902613AF58 25.2.21 USD 25

18
11
25.2.36 25.2.24
67 UBS Group AG CH0595205490 26.2.21 USD 183.5
10

106
11
26.2.51 26.2.26
68 UBS Group AG CH0595205508 26.2.21 AUD 97.2
10

36
11
26.2.51 26.2.26
69 UBS Group AG CH0598928734 4.3.21 USD 40

30
11
4.3.36 4.3.24
70 UBS Group AG
8
144A: US225401AU28
RegS: USH3698DDH47
14.5.21 USD 3,250

2,758
14.5.32 14.5.31
71 UBS Group AG CH1112455774 26.5.21 USD 287.3
10

175
11
26.5.51 26.5.26
72 UBS Group AG 144A: US902613AH15
RegS: USH42097CM73
10.8.21 USD 2,000

1,763
10.8.27 10.8.26
73 UBS Group AG CH1142231682 3.11.21 EUR 1,250

1,215
3.11.26 3.11.25
74 UBS Group AG CH1142231690 3.11.21 EUR 1,250

1,024
3.11.31
75 UBS Group AG CH1142231708 3.11.21 GBP 400

403
3.11.29 3.11.28
76 UBS Group AG CH1145096165 9.11.21 CHF 440

467
9.11.28 9.11.27
77 UBS Group AG
8
CH1142754311 15.11.21 GBP 450

464
15.11.29 15.11.28
78 UBS Group AG 144A: US902613AK44
RegS: USH42097CT27
11.1.22 USD 1,500

1,189
11.2.33 11.2.32
79 UBS Group AG 144A: US902613AL27
RegS: USH42097CU99
11.1.22 USD 1,500

1,002
11.2.43 11.2.42
80 UBS Group AG CH1168499791 21.3.22 EUR 1,500

1,583
21.3.25 21.3.24
81 UBS Group AG
8
CH1174335732 24.3.22 EUR 2,000

1,985
13.10.26 13.10.25
82 UBS Group AG
8
CH1174335740 24.3.22 EUR 1,500

1,319
2.4.32 2.4.31
83 UBS Group AG CH1175016083 25.3.22 AUD 37.4
10

20
11
25.3.32 25.3.25
84 UBS Group AG CH1167887269 29.3.22 USD 84.9
10

49
11
29.3.47 29.3.27
85 UBS Group AG
8
CH1174335773 4.4.22 JPY 5,000

33
11
4.4.28 4.4.26
86 UBS Group AG 144A: US902613AM00
RegS: USH42097CZ86
12.5.22 USD 1,200

1,156
12.5.26 12.5.25
87 UBS Group AG 144A: US902613AN82
RegS: USH42097DA27
12.5.22 USD 600

599
12.5.26 12.5.25
88 UBS Group AG 144A: US902613AP31
RegS: USH42097DB00
12.5.22 USD 1,200

1,131
12.5.28 12.5.27
89 UBS Group AG CH1182086871 16.5.22 EUR 45

41
11
16.5.37 16.5.27
90 UBS Group AG CH1187520452 18.5.22 AUD 59.4
10

32
11
18.5.37 18.5.25
91 UBS Group AG CH1194000340 15.6.22 EUR 1,000

1,001
15.6.27 15.6.26
92 UBS Group AG CH1194000357 15.6.22 EUR 1,000

967
15.6.30 15.6.29
93 UBS Group AG CH1195555425 22.6.22 EUR 25

21
11
22.6.42 22.6.29
94 UBS Group AG 144A: US902613AR96
RegS: USH42097DJ36
5.8.22 USD 1,750

1,711
5.8.25 5.8.24
95 UBS Group AG 144A: US902613AS79
RegS: USH42097DK09
5.8.22 USD 1,750

1,660
5.8.27 5.8.26
96 UBS Group AG 144A: US902613AT52
RegS: USH42097DL81
5.8.22 USD 1,500

1,302
5.8.33 5.8.32
UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Capital instruments and TLAC-eligible senior unsecured debt as of 30 September 2023
1,2
USD m, except where indicated
Swiss SRB

Going concern Gone concern
3
No. Issuer ISIN Issue date
Outstanding
amount as of
30.9.23
(currency, in
million)
Amount recognized
in regulatory capital
as of 30.9.23
Amount eligible for
the gone concern
requirement
as of 30.9.23 Maturity date
First optional call
date
97 UBS Group AG
8
144A: US225401AY40
RegS: USH3698DDR29
12.8.22 USD 1,500

1,461
15.7.26 15.7.25
98 UBS Group AG
8
144A: US225401AV01
RegS: USH3698DDN15
12.8.22 USD 1,750

1,659
11.8.28 11.8.27
99 UBS Group AG
8
144A: US225401AZ15
RegS: USH3698DDS02
12.8.22 USD 3,000

2,713
12.8.33 12.8.32
100 UBS Group AG CH1204175116 16.8.22 EUR 31.4
10

24
11
16.8.52 16.8.32
101 UBS Group AG
8
CH1211713180 7.9.22 GBP 750

871
30.9.27 30.9.26
102 UBS Group AG
8
CH1211713198 7.9.22 GBP 750

822
7.9.33 7.9.32
103 UBS Group AG CH1210198151 8.9.22 EUR 37

33
11
8.9.42 8.9.32
104 UBS Group AG CH1212189141 15.9.22 EUR 120

110
11
15.9.37 15.9.34
105 UBS Group AG CH1213243889 21.9.22 EUR 30

29
11
21.9.32 21.9.27
106 UBS Group AG CH1213243905 28.9.22 JPY 10,000

55
11
28.9.42
107 UBS Group AG
8
CH1214797172 14.11.22 EUR 3,000

3,121
1.3.29 1.3.28
108 UBS Group AG
8
144A: US225401BB38
RegS: USH3698DDW14
14.11.22 USD 2,000

2,012
15.11.33 15.11.32
109 UBS Group AG CH1236363391 11.1.23 EUR 1,000

1,027
11.1.31 11.1.30
110 UBS Group AG 144A: US902613AU26
RegS: USH42097DS35
12.1.23 USD 1,750

1,719
12.1.27 12.1.26
111 UBS Group AG 144A: US902613AV09
RegS: USH42097DT18
12.1.23 USD 2,250

2,115
12.1.34 12.1.33
112 UBS Group AG CH1242301294 16.1.23 EUR 42

41
11
16.1.43 16.1.33
113 UBS Group AG CH1244731761 9.2.23 AUD 62.6
10

37
11
9.2.38 9.2.26
114 UBS Group AG CH1244731779 15.2.23 EUR 90

91
11
15.2.38 15.2.33
115 UBS Group AG CH1244731787 17.2.23 EUR 30.9
10

29
11
17.2.43 17.2.33
116 UBS Group AG CH1255915022 16.3.23 AUD 40

24
11
16.3.38 16.3.30
117 UBS Group AG CH1248666922 16.3.23 JPY 10,000

67
16.3.33
118 UBS Group AG CH1255915006 17.3.23 EUR 1,046

1,104
17.3.28 17.3.27
119 UBS Group AG CH1255915014 17.3.23 EUR 977

1,019
17.3.32 17.3.31
120 UBS Group AG CH1255915030 17.3.23 AUD 51.6
10

28
11
17.3.38 17.3.26
121 UBS Group AG CH1253456094 21.3.23 AUD 200

124
11
21.3.33 21.3.26
122 UBS Group AG CH1277240953 29.6.23 EUR 25

25
11
29.6.43 29.6.33
123 UBS Group AG CH1277240961 30.6.23 EUR 50

49
11
30.6.43 30.6.31
124 UBS Group AG 144A: US225401BC11
RegS: USH42097EL72
22.9.23 USD 1,250

1,228
22.12.27 22.12.26
125 UBS Group AG 144A: US225401BE76
RegS: USH42097EN39
22.9.23 USD 1,500

1,467
22.9.29 22.9.28
126 UBS Group AG 144A: US225401BG25
RegS: USH42097EQ69
22.9.23 USD 1,750

1,688
22.9.34 22.9.33
Total TLAC-eligible senior unsecured debt

102,817
1 Refer to

“Capital and total

loss-absorbing capacity instruments”

under “Bondholder information”

at ubs.com/investors for

more information about

the key

features and the

terms and conditions

of the capital

instruments included in

the table above.

Instruments are listed

according to their

issuance date.

2 On
12 June 2023, Credit Suisse Group AG

merged with and into UBS Group

AG, and its obligations

under its outstanding debt securities

became obligations of UBS Group

AG.

3 Instruments available to meet gone

concern requirements remain eligible until

one year before maturity.

4 Relates to Deferred Contingent
Capital Plan (DCCP) awards.

5 An outstanding low-trigger loss-absorbing

additional tier 1 (AT1)

capital instrument is available

under the Swiss SRB

framework to meet the

going concern requirements

until its first call

date. As of

the first call date,

this instrument is eligible

to meet the gone

concern requirements.

6 Non-Basel III-compliant tier 2 capital instruments issued by UBS AG qualify as gone concern instruments.

7 Non-Basel III-compliant tier 2 capital instruments

issued by Credit Suisse AG do not qualify as gone concern instruments.

8 Originally issued by Credit Suisse Group AG.

9 ISINs for this instrument changed
compared with those from original issuance.

10 Information corresponds to the amortized face

amount as of 30 September 2023 and

therefore includes the applicable accrual yield and,

if applicable, the issue price discount,

with the numbers being rounded to

one decimal place.

11 The eligible amounts presented
are adjusted for own-credit-related gains / losses.

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

UBS Group AG consolidated capital instruments

and TLAC-eligible senior unsecured debt

Cautionary Statement

|

This report

and the

information contained

herein are provided

solely for

information purposes,

and are

not to

be construed

as solicitation
of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s most recent Annual Report on
Form 20- F,
quarterly reports and other information

furnished to or filed with

the US Securities and Exchange

Commission (the SEC) on Form

6-K, available at
ubs.com/investors
, for additional information.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.

Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: _/s/ David Kelly_____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Campi______________
Name:

Ella Campi
Title:

Executive Director
Date:

November 7, 2023